ANNUAL REPORT

India Home Inc.

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

I certify that the financial statements of India Home Inc. included in this Form are true and complete in all material respects.

ISSUER REPRESENTATIVE:

DocuSigned by:
Vasundhara Kalasapudi
7DF393AFFBCA4D8...

Signature

Vasundhara Kalasapudi

Print Name

Executive Director

Title

4/25/2024

Date

ANNUAL REPORT

INDIA HOME INC.

(a New York Not-for-Profit Corporation)

$652,250

Debt Note

India Home Inc.

#2C 178/36 Wexford Terrace

Jamaica Estates, NY 11432

April 25, 2024

TABLE OF CONTENTS

FORM C-AR

Required Company Disclosures

Purpose of This Form

A Company has raised money using Regulation Crowdfunding and must provide an annual report. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	India Home Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	New York
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 16, 2007
Kind of Entity (Check One)	_____ Corporation _____ Limited liability company _____ Limited Partnership __X__ Not-for-profit Corporation
Street Address	#2C 178/36 Wexford Terrace Jamaica Estates, NY 11432
Website Address	www.indiahome.org

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only

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one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Did the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____x_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Vasundhara Kalasapudi	
All positions with the Company and How Long for Each Position	Position: Executive Director	How Long: 16 Years
Principal Occupation During Last Three Years	Executive Director: India Home	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Jamaica Hospital Medical Center	Business: Hospital
Business Experience During Last Three Years (Brief Description, if any)		

Person #2

Name	Mukund Mehta	
All positions with the Company and How Long for Each Position	Position: President, Board of Directors	How Long: 7 Years
Principal Occupation During Last Three Years	President (volunteer, no payment or salary): Indo-American Senior Citizen Center of New York, Inc., a nonprofit Section 501(c)(3) organization focused on senior care.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: NA	Business: NA
Business Experience During Last Three Years (Brief Description, if any)		

Person #3

Name	Amit Sood	
All positions with the Company and How Long for Each Position	Position: Vice President, Board of Directors	How Long: 16 Years
Principal Occupation During Last Three Years	Dentist	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: The Gentle Dentist	Business: Dentistry
Business Experience During Last Three Years (Brief Description, if any)		

Person #4

Name	Neetu Jain	
All positions with the Company and How Long for Each Position	Position: Treasurer, Board of Directors	How Long: 5 Years
Principal Occupation During Last Three Years	CPA	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Tatiya CPA PC	Business: CPA Firm
Business Experience During Last Three Years (Brief Description, if any)		

Person #5

Name	Bala Krishnamurthy

All positions with the Company and How Long for Each Position	Position: Secretary, Board of Directors	How Long: 2 Year
Principal Occupation During Last Three Years	CEO: Mobile Software, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Mobile Software, Inc.	Business: Software development
Business Experience During Last Three Years (Brief Description, if any)		

Person #6

Name	Jaya Bahadkar	
All positions with the Company and How Long for Each Position	Position: Member, Board of Directors	How Long: 13 Years
Principal Occupation During Last Three Years	Retired Nurse	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: NA	Business: NA
Business Experience During Last Three Years (Brief Description, if any)		

Person #7

Name	Ali Najmi	
All positions with the Company and How Long for Each Position	Position: Member, Board of Directors	How Long: 7 Years
Principal Occupation During Last Three Years	Attorney	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: The Law Office of Ali Najmi	Business: Law Firm
Business Experience During Last Three Years (Brief Description, if any)		

Person #8

Name	Sunil Aggarwal	
All positions with the Company and How Long for Each Position	Position: Member, Board of Directors	How Long: 2 years
Principal Occupation During Last Three Years	CEO: ThinkForward Financial, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: ThinkForward Financial, LLC	Business: Financial Advisory

Business Experience During Last Three Years (Brief Description, if any)	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Not applicable. Not-For-Profit corporations do not have voting securities.

§227.201(d) – The Company's Business and Business Plan

The proposed project by India Home is a first-of-its-kind adult assisted living facility with enriched housing located at 87-86 153rd Street, Jamaica, NY 11432.

India Home is a nonprofit organization that is dedicated to serving seniors with culturally competent social services. Founded in 2007, our organization has served over 5,000 seniors with senior center programs such as culturally competent Halal and vegetarian meals, enriching programming including yoga, meditation, educational sessions, health and recreational sessions, creative aging activities, know-your-rights sessions, ESL classes and technology classes, and advocacy among others. In 2016 we formed a case management department that has served over 2,000 seniors with assistance in accessing public benefits programs. Furthermore, our organization has served over 100,000 Queens community members through community outreach and education programs. Currently our senior center locations are based in six neighborhoods across Queens, with our biggest center being in Jamaica, Queens.

In order to better serve the surrounding community, India Home, Inc will construct a new Enriched Housing Building to provide 40 new Enriched Housing Beds. The proposed site is a 4,000 square foot corner parcel located in the Jamaica section of the Borough of Queens in the City of New York. The site is level and the fronting two streets have sufficient gas, water, telephone, electric and sewer utilities to serve the proposed building.

The building will be a six story and cellar incombustible structure comprising a total of 26,790 gross square feet. The building's superstructure will be a pre-cast concrete plank floor/roof system supported by interior and exterior masonry bearing walls. The building will be protected by an NFPA 13 compliant sprinkler system and a zone coded, addressable fire alarm and smoke detection system with a central station (fire department) connection.

Floors 2 through 6 of the building will be dedicated to resident dwelling units. Each resident floor will have four (4) single bedroom units and two (2) double bedroom units for a total of eight beds on each of five resident floors. One of the single bedroom units on each floor will be fully ADA accessible (5 total in the building). All other dwelling units in the building will comply with NYB+B Type Dwelling Units which have a high level of accessibility. Each resident floor will also have a common sitting area with street views. There is also a small resident laundry room proposed on each resident floor.

The first floor is the building's main entry level. The main entry leads into a lobby which is visually supervised by a reception station. The lobby directly abuts two (2) elevators which face a bank of recessed mailboxes. A staff office will be situated just past the elevators to visually supervise them. This office also has views into the first floor main dining/recreation room. A medication room is situated off the main corridor next to the elevators and proximate to the staff office.

The dining/recreation room is 825 square feet and can comfortably seat all 40 residents in a single sitting. The main room can be subdivided into two (2) activity rooms by a sound rated, motorized folding wall which is recessed into a concealed wall pocked when in the closed position. Storage and janitorial closets are located on the perimeter of the dining/recreation room. Two unisex toilet rooms are situated proximate to the dining room.

The dining room looks out upon a fenced 455 sf outdoor patio which is located beneath a building overhang of the floors above. The first story is sixteen feet high allowing for ample light and air to reach the patio seating areas. The patio is accessible from the building's main lobby.

A food service pantry abuts the dining/recreation room and will be fitted out with a steam table, food prep areas, food storage areas, refrigeration and handwashing facilities. This pantry is a satellite of the building's main kitchen which will be located on the cellar level below.

The first floor has two access/egress points, the main lobby doors fronting on 153rd Street and an exit corridor door leading to 88th Avenue. This exit corridor doubles as the service/delivery entrance of the building.

The building's cellar level contains a central kitchen, the main service/utility rooms along with a small staff office suite, a resident beauty salon, general storage, janitor closet and toilets.

The building has been designed to meet New York City Quality Housing Standards. Quality Housing Standards encourage fewer dwelling units per corridor, that outdoor light is visible from corridors and elevator lobbies and that resident laundry services are provided on resident floors. The building also features 6 feet 4 Inch wide corridors to better allow daylight to penetrate further into the building.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 21 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(m) – Terms of the Securities

Overview

The securities sold in this offering are for an unsecured debt Note to India Home Inc. When you buy a Note from the Company, you are lending money to the Company, not purchasing ownership.

Interest Rate = 8.0%

Maturity Date = 36 Months

Interest began to accrue and become payable only after the actual receipt of funds by India Home Inc. Interest did not calculate on any promissory notes during such time that funds were being held in escrow with North Capital Private Securities Corporation.

$652,250 was raised, out of which a $16,306.25 fee was paid for the offering and $629,396 has been issued as common owner agreement with the individual loaner for interest of 8%p.a. payable quarterly and principal will be payable earlier of December 31, 2025 or the date the Organization sells real estate.

The Loan payable is $635,919 as of June 30, 2023 and the interest capitalized is $23,441 as of June 30, 2023.

To facilitate the payments, the Company is coordinating repayment of all principal and interest payments. This may include correspondence on notices related to the debt Note and the other Loan Documents.

Security

The Promissory Note is not secured by any specific collateral owned by the Company.

Default

If the Company defaults under the Note:

- A single representative would be appointed to represent all investors; no individual investor would be permitted to enforce his or her Note.
- The representative could take any action on behalf of the investors to enforce the terms of the Note, including but not limited to foreclosing on the real estate, but could not force an acceleration of the Notes without the consent of a majority of investors.

- Any fees and expenses incurred by the representative would be the responsibility of the Company and paid before any amounts are paid pursuant to the Notes.

Note Indenture

Your Note, together with the Notes of all other investors, are subject to a separate instrument called a Note Indenture. Exhibit D: Note Indenture.

No Voting Rights

You have no right to vote or otherwise participate in the management of the Company. You are an unsecured creditor of the Company, not an owner.

No Right to Transfer

Your Note is illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture allows the Company to impose conditions on a transfer.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Securities except (i) to the Company itself, (ii) to an "accredited" Investor, or (iii) to a family or trust.

  As a result, you should plan to hold your Note until maturity.

Modification of Terms of Investor Securities

The terms of the Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.

The Person(s) Who Control the Company

The Company is entirely controlled by Vasundhara Kalasapudi, the Executive Director of India Home, and the Board of Directors. In this capacity, Vasundhara Kalasapudi will have control and the ability to make most decisions for the Company, with the approval of the Board of Directors. Some decisions will require the vote or written consent of a certain number of the Board of Directors and other decisions may require the consent of the Attorney General of the State of New York. As the holder of a Note, investors will have no rights to manage or control the Company.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:

- The Company decides where to purchase new property and how to build it out.
- The Company decides what renovations will be made to the property.
- The Company decides how to advertise the property.
- The Company decides if and when to sell property, and for how much.
- The Company decides whether to rent the property, and for how much.

- The Company decides who to hire and for what compensation.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt.

§227.201(p) – Indebtedness of the Company

See Exhibit E: Financial Statements.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties include friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Details of Previous Offering conducted by the Company

LENDonate Loan for Senior Co-Living Home: Original Principal = $250,000. Balance as of June 30th 2023 = $245,919. Interest rate 6% and maturity date June 1st, 2024.

LENDonate Loan for Senior Co-Living Home: Original Principal = $1,000,000. Balance as of October 31st 2023 = $1,000,000. Interest rate 7% and maturity date October 28th, 2025.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.

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- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Salary	Annual Amount	Vasundhara Kalasapudi	Executive Director	$197,500

In addition to the above, in May 2022 Vasundhara Kalasapudi contributed a loan of $78,380 to LENDonate, as part of a fund for a senior co-living home fundraising campaign organized by India Home.

§227.201(s) – The Company's Financial Condition

Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for on-going operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Additional information in Exhibit E: Financial Statements.

Capital Resources

India Home raised $250K in June 2022 for a Co-living Home modification. Architect plans were approved by the Department of buildings and Quotes were obtained from contractors. Construction has been completed. (https://www.lendonate.com/india-home-senior-co-living-home-renovations-and-modifications/

The loan proceeds have been used to renovate and modify a home in Floral Park, NY to create a co-living home. Funding was used to add bathrooms, make basement modifications, cover architectural fees, as well as provide furnishings.

They housing accommodates between 4-6 seniors with similar experiences, cultures, and diets who live together in a "family" unit system, where they can build meaningful social connections and share household responsibilities.

There is a designated workspace within the home for India Home's staff to provide services such as in-house group counseling, routine wellness check-ins, social work, and case management services.

The loan will be repaid purely by fundraising activities. India Home has already received multi-year donation pledges and will continue to engage their donor base.

See Exhibit E: Financial Statements for additional details.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C-AR.

§227.201(t) – The Company's Financial Statements

The company's financial statements are attached as Exhibit E: Financial Statements

§227.201(w) – Annual Reports for the Company

This is our first annual report filed with the Securities and Exchange Commission, and we will share the report directly with our investors no later than 120 days after the end of the year.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

This is the first time the Company has raised money using Regulation Crowdfunding, and it has been one year since the offering ended, therefore this is the first time we are filing a report.

Risks of Investing

THE PURCHASE OF NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF NOTES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the Notes.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

The Notes are not Guaranteed: No individual is guaranteeing the Notes. Investors can look solely to the value of the property and the success of the project for repayment.

Inadequacy of Collateral and Other Security: If the Company defaults, Investors will have the right to foreclose on and sell the property. However, there is no assurance that the property will be worth enough to repay the Notes.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Costs of Collections: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the Notes. However, there is no assurance that Investors will be able to collect the full amount.

Construction Risks: Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guarantee that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose on Entity Ownership: As part of their collateral, Investors have a security interest in the ownership interests of the Company itself. However, the laws of many states, including Florida, limit the rights of creditors with respect to ownership interests in limited liability companies.

No Market for the Notes; Limit on Transferability: There are at least four obstacles to selling or otherwise transferring your Note.

- There will be no public market for your Note, meaning you could have a hard time finding a buyer.
- Under the Note Indenture, your Note may not be transferred without our consent, which we may withhold in our sole discretion.
- If we do consent to the sale of the Note, we have the first right of refusal to buy it. Our first right of refusal could make the Note more difficult to sell.
- By law, you may not sell your Note unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your Note through its maturity.

Prepayments Could Reduce Your Net Return: We have the right to prepay your Note at any time, which could reduce the total return you expected when you bought it. For example, suppose you buy a $100 Note bearing interest at 10% with a one-year term. You expect to receive $10 of interest. But if we prepay the Note after six months you will only receive $5 interest.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the Notes.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

Investors Can't Pursue Collection Actions or Contact Borrowers: Investors will not be allowed to pursue collection actions against Borrowers, or even contact Borrowers. Instead, all collection action will be in the hands of a single representative.

The Company Might Compromise Underlying Loans: The representative appointed by Investors will have the right to modify, compromise, or even write off the Notes, without the consent or input of Investors.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the Notes. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.*, real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: We intend to treat the Notes as having "original issue discount" for Federal income tax purposes. As a result, an investor holding a Note will generally be required to accrue (and pay tax on) interest income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For Example:

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- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An Investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the Notes, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the Notes will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Notes are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Trust Indenture Act of 1939 Not Incorporated in Note Indenture: When bonds are sold in a public offering, they are typically subject to the Trust Indenture Act of 1939 (the "TIA"), which generally requires (i) the appointment of an independent trustee to act on behalf of the holders of the debt instruments, (ii) the approval of the terms of the indenture by the SEC, and (iii) certain terms and conditions to protect investors. The Company is issuing the Notes in reliance on an exemption from the TIA. Hence, the provisions of the TIA are not applicable to, and are not incorporated into, the Note Indenture.

No Independent Trustee: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the Note Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

The Note Indenture Limits Investors Rights: The Note Indenture Limits your rights in some important respects. For example:

- Upon a default, you will not be permitted to initiate collection action on your own. Instead, a single representative will control all collection action on behalf of all Investors. You will be deemed to have granted a power of attorney to the representative to pursue your claims, even if you didn't vote for that particular representative.
- The Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.
- The Note Indenture limits your right to sue the representative appointed by Investors.

- Disputes under the Notes or the Note Indenture will be governed by New York State law and handled in New York State courts.

No Legal Opinion: Unlike many lenders in commercial real estate financings you will not receive a legal opinion that the Issuer is properly formed, validly existing, or that the Notes, Note Indenture, or any other documents are enforceable against the issuer. This does not mean that they are unenforceable, but rather, that you do not have a lawyer or law firm providing you a formal opinion that the loan documents are enforceable against the issuer.

Subordination: The Issuer's obligation to repay your loan is secondary to other debts of the Issuer. Until those other debts are repaid, you are very unlikely to be repaid. This is true both in the case of interest payments on an ongoing basis, where other creditors will receive their interest payments before you and repayments of principal, whether from a capital event (i.e. sale or refinancing of an asset) or from any other source. In some cases, this could mean that these other lenders are repaid the full amount of their loan and you are paid less than the full amount of your loan, or not at all.

No Security Interest: The repayment of your loan is not secured by any specific asset of the Issuer. In many cases, a lender will record a mortgage of make a UCC filing on a piece of collateral and in the event of a default under the loan documents the lender will typically be able to claim, take, or "foreclose on" possession of that piece of collateral in partial or full satisfaction of the loan, without necessarily needing to take other actions to attempt to recover the debt. While certain of the Issuer's other lenders have security in specific assets of the Issuer, you and the other holders of the Notes will not and will only have the general promise of the Issuer to repay the debt.

Delayed Interest Accrual: Interest on your note will not begin to accrue on the date of your note. Instead, interest will accrue when the Issuer receives the proceeds of your loan from escrow, unlike other investment opportunities that may be available, where returns may begin to be available more quickly. Crucially, the Issuer will only receive funds from escrow if it has reached the Target Amount and certain other conditions are met.

Loan Servicer: Lender acknowledges and agrees that: (a) from time to time, Borrower may appoint a servicer to collect and coordinate repayment of all principal and interest payments to the Holders, to give and to receive notices under this Note or the other Loan Documents, and to otherwise service the Loan and (b) any action which shall or may be taken or exercised by Borrower may be taken by such servicer with the same force and effect.

THE FOREGOING ARE NOTE NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

Form of Note

INDIA HOME INC.

PROMISSORY NOTE

THIS PROMISSORY NOTE (THIS "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLIANCE WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF INDIA HOME, INC. (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) THE COMPANY'S SEC FORM C, AND (ii) AN INVESTMENT AGREEMENT. CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Name of Purchaser		*Principal Amount*	$_____

1. **Note Indenture**. This Note is subject to the Company's Note Indenture dated November 4, 2022, as if all the terms of the Note Indenture were set forth in this Note.

2. **Payment Obligation**. For value received, the Company hereby promises to pay to the Purchaser the Principal Amount stated above plus interest calculated at eight percent (8%) per year, compounded monthly, as follows:

    2.1   On the last day of the full quarter following the actual receipt by the Company of the proceeds of the funds advanced pursuant to this Note, and on the last day of each quarter thereafter, the Company shall pay to the Purchaser all interest accrued to date; and

    2.2   The Company shall pay to the Purchaser all principal and accrued interest upon the earlier of (i) December 31, 2025, or (ii) the date the Company sells or otherwise disposes of the real estate described in the Company's Form C.

    IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as of the date first written above.

INDIA HOME INC.
A New York not-for-profit corporation

By:_____
Name: Vasundhara Kalasapudi
Title: Executive Director

Exhibit C

Investment Agreement

INDIA HOME INC.

INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 20___, by and between India Home Inc., a New York not-for-profit corporation (the "Corporation") and _____ ("Purchaser").

Background

Purchaser wishes to purchase promissory note of the Corporation pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.CommonOwner.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Form C filed by the Corporation with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Corporation is sometimes referred to in this Investment Agreement using words like "we" and "us," while Purchaser is sometimes referred to using words like "you" or "your."

2. **Purchase of Note**. Subject to the terms and conditions of this Agreement, the Corporation hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Corporation, a promissory note for $_____, pursuant to the Disclosure Document. We refer to your promissory note as the "Note."

3. **Our Right to Reject Subscription**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4. **Form of Note**. You will not receive a paper document representing your Note.

5. **Your Promises**. You promise that:

    5.1. **Accuracy of Information**. All of the information you have given to us whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

    5.2. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

5.3. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guarantied any financial outcome of your investment.

5.4. **Escrow Account**. You understand that your money will first be held in an escrow account in one or more financial institutions. If any of these institutions became insolvent, your money could be lost.

5.5. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Note. Your investment will not violate any contract you have entered into with someone else.

5.6. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.7. **Investment Purpose**. You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

5.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.9. **No Transfer**. You understand that under the terms of the Note Indenture, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note until its maturity.

5.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Note.

5.12. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Corporation to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Corporation or if we are required to do so by such government authorities.

5.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16. **No Violations**. Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

5.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.21.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.21.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.21.3. **Anti-Terrorism Laws**. None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.21.4. **U.S. Person**. You are a citizen or permanent resident (green card) of the United States.

5.22. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.22.1. **U.S. Person**. Purchaser is one of the following:

(a) A partnership, corporation, or limited liability company organized or incorporated under the laws of the United States;

(b)   An estate of which any executor or administrator is a citizen or resident of the United States; or

(c)   A trust of which any trustee is a citizen or resident of the United States.

5.22.2.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.22.3.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.22.4.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Note, have been duly authorized by all necessary corporate, partnership or company action.

5.22.5.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.22.6.   **Information to Investors**. Purchaser has not provided any information concerning the Corporation or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Corporation has approved in writing in advance.

5.22.7.   **Anti-Terrorism Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.   **Confidentiality**. The information we have provided to you about the Corporation, including the information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7.   **Re-Purchase of Your Note**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Note.

8.   **Governing Law**. This Agreement shall be governed by New York law, without taking into account principles of conflicts of law.

9.   **Intentionally Omitted.**

10. **Arbitration**.

10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note will be handled in the manner described in the Note Indenture.

10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Queens county, New York unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at vasundhara@indiahome.org. We will contact you by email at the email address above are the address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent

by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15.   **Miscellaneous Provisions**.

15.1.   **No Transfer**. You may not transfer your rights or obligations under this Investment Agreement.

15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the Note and Note Indenture) are the only agreements between us.

15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____
Signature

_____
Name and Title (For Entities Only)

ACCEPTED:

INDIA HOME INC.
A New York not-for-profit corporation

By:_____
Name: Vasundhara Kalasapudi
Title: Executive Director

Exhibit D

Note Indenture

INDIA HOME INC.

NOTE INDENTURE

This Note Indenture dated as of [November 4], 2022, is entered into by India Home Inc., a New York not-for-profit corporation (the "Corporation") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

Background

I.   The Corporation sold promissory notes (the "Notes") to the Holders through Common Owner CF LLC (the "Portal") at www.CommonOwner.com (the "Site").

II.   This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Prepayment**. The Corporation may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments shall be first applied to principal before any interest is paid.

3.   **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4.   **Withholding**. If any withholding tax is imposed on any payment made by the Corporation to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Corporation, the Holder shall provide the Corporation with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Corporation may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

5.   **Transfers of Notes**.

5.1.   **Conditions on Permitted Transfers**. In the event a Holder proposes to sell or transfer a Note, the Corporation may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Corporation with an opinion of counsel, satisfactory in form and substance to the Corporation's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Corporation expects to incur in connection with the transfer, including attorneys' fees.

5.2. **First Right of Refusal**. In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Corporation, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Corporation shall notify the Selling Holder whether the Corporation elects to purchase all (but not less than all) of the Transfer Notes. If the Corporation has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Corporation does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

6. **No Security Interest; Subordination**. The Holders acknowledge and agree that the Note is not secured by any specific asset and repayment of the note is simply a general obligation of the Corporation. The Note is subordinate to any note issued by the Corporation to LENDonate CA LLC, a California limited liability company, (the "Senior Lender") pursuant to the terms of that certain Loan and Security Agreement between the Corporation and the Senior Lender, dated [October 28, 2022] (the "Senior Debt"). This means the Holders are repaid only after any amounts due and owing on the Senior Debt have been satisfied and that the Corporation has promised to the Senior Lender to not repay any principal on any Note until such Senior Debt has been satisfied in full.

7. **Defaults and Remedies**.

7.1. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

7.1.1. The Corporation fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Corporation; or

7.1.2. The Corporation becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

7.1.3. The Corporation is in default with respect to any other of its debt obligations, including without limitation the Senior Debt; or

7.1.4. The Corporation becomes unable to pay its debts as they become due; or

7.1.5. Intentionally omitted; or

7.1.6. The Corporation breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

7.2.   **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Corporation is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, pandemics, insurrections and/or any other cause beyond the reasonable control of the Corporation; provided that the Corporation shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

7.3.   **Consequences of Default**.

7.3.1.   **Notice**. Upon the occurrence of an Event of Default, the Corporation shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 7.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Corporation, and the outstanding amount with respect to each Holder's Note.

7.3.2.   **Appointment of Representative**.

(a)   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) shall not be affiliated with or related to the Corporation; and (iii) shall be selected by the Holders as follows:

(1)   For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2)   If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3)   If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4)   With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5)   The person whose name is associated with the largest number shall be appointed as the Representative.

(b)   **Appointment of Representative by Corporation**. At any time before an Event of Default, the Corporation may at any time propose to designate a person to act as the Representative, in lieu of the procedure described above. If the proposed Representative is an experienced attorney with no prior relationship to the Corporation, then (i) the appointment shall not require the consent of Holders, (ii) the appointment shall be effective on a date specified by the Corporation, and (iii) the Corporation shall promptly notify all Holders. Otherwise, the Corporation shall forward to all Holders the identity and qualifications of the proposed Representative and his or her willingness to serve (the "Representative Appointment Notice"). Upon the affirmative consent of Holders holding a Majority of all outstanding Notes, the person so identified shall be deemed to have been appointed to serve as the Representative. If such affirmative consent has not been obtained within ninety (90) days following the date of the Representative Appointment Notice, then the Corporation shall not again seek the consent of the Holders for a period of an additional ninety (90) days.

(c) **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties.

(d) **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(e) **No Separate Claims**. No Holder may bring any claim against the Corporation to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(f) **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(g) **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Corporation, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Corporation shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(h) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Corporation and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Portal may, at any time, by giving notice to the Corporation and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with the Portal or the Corporation.

(i) **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

7.4. **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

7.5. **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative and shall return such excess on demand.

7.6. **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

7.7. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

7.7.1. The date the Representative and the Corporation enter into a settlement of all claims; or

7.7.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Corporation has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 7.3.2(g); or

7.7.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Corporation has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 7.3.2(g); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

7.8. **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

8. Amendments.

8.1. **Amendment without Consent of Holders**. Without the consent of any Holders, the Corporation may amend this Note Indenture and the terms of all the Notes to:

8.1.1. Add to the obligations of the Corporation for the benefit of the Holders of, or surrender any right or power conferred upon the Corporation;

8.1.2. Establish the form of Notes;

8.1.3. Cure any ambiguity, defect, or inconsistency;

8.1.4. Amend restrictions on transferability of Notes in any manner that does not adversely affect the rights of any Holder in any material respect;

8.1.5. Secure the Notes; or

8.1.6. Make any other change that does not adversely affect the rights of any Holder in any material respect.

8.2. **Amendment with Consent of Holders**. This Note Indenture and the terms of all the Notes may be amended with the consent of the Corporation and Holders owning a Majority of the Notes.

9. Miscellaneous.

9.1. **Electronic Delivery**. All communications from the Corporation to Holders, including but not limited to all tax forms, shall be via electronic delivery.

9.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given one (1) business day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), to the principal address of the Corporation designated on Form C, if the recipient is the Corporation, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section.

9.3. **Application of Payments**. Payments made under the Notes shall be applied first to amounts due under section 7.3.2(g), then to accrued interest, then to principal.

9.4. **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Corporation to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Corporation from each such check of a Fifty Dollar ($50) processing fee.

9.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of New York without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the New York courts or the Federal courts for the county where the Corporation is located in (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, and (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by New York state law.

9.6.   **Waiver of Jury Trial**. EACH HOLDER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS NOTE INDENTURE OR ANY NOTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH HOLDER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION.

9.7.   **Servicer.** Lender acknowledges and agrees that: (a) from time to time, Borrower may appoint a servicer to collect and coordinate repayment of all principal and interest payments to the Holders, to give and to receive notices under this Note or the other Loan Documents, and to otherwise service the Loan and (b) any action which shall or may be taken or exercised by Borrower may be taken by such servicer with the same force and effect.

Exhibit E

Financial Statements

INDIA HOME INC.

Financial Statements
And Supplementary Information

Years Ended June 30, 2023 and 2022

Ravi Ramaswamy
Certified Public Accountant

INDIA HOME INC.

June 30, 2023 and 2022

Table of Contents

Ravi Ramaswamy
Certified Public Accountant

RAVI RAMASWAMY
Certified Public Accountant
29 Periwinkle Drive
Monmouth Junction, New Jersey 08852
Voice (917) 538.5490
Fax   (732) 355.1640
E-mail: ravi@cpaforus.com

Independent Auditor's Report

To
Board of Directors
India Home Inc.
178-36 Wexford Terrace
Jamaica, NY 11432

Report on the Financial Statements

Opinion

We have audited the accompanying financial statements of **India Home Inc.**, (a non-profit organization) which comprise the statement of financial position as of June 30, 2023 and June 30, 2022, and the related statements of activities and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of India Home Inc. as of June 30, 2023, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of India Home Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about India Home Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance

1

and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards and *Government Auditing Standards* will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards and *Government Auditing Standards*, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of India Home Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about India Home Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying schedule of expenditures of federal awards, as required by Title 2 U.S. *Code of Federal Regulations* Part 200, *Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards*, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the schedule of expenditures of federal awards is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Reporting Required by *Government Auditing Standards*

In accordance with *Government Auditing Standards*, we have also issued our report dated February 28, 2024 on our consideration of India Home Inc.'s internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of India Home Inc.'s internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering India Home Inc.'s internal control over financial reporting and compliance.

Ravi Ramaswamy, CPA
Monmouth Junction, New Jersey
February 28, 2024

INDIA HOME INC.

June 30, 2023

Financial Statements

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Statements of Financial Position
June 30, 2023

ASSETS		2023		2022
Current Assets:				
Cash & cash equivalents (Note 2)	$	168,011	$	825,147
Grants Receivable (Net of allowance for doubtful accounts				
of $0 for 2023 & $0 for 2022) (Note 2 & 5)		1,723,348		1,784,519
Other Current Assets		33,921		259
Total Current Assets		1,925,280		2,609,925
Property and Equipment (Note 2 & 4)				
Property, Plant & Equipment (net of acc. depreciation)		5,315,751		2,853,802
Operating Lease-right-of-use assets (Note 16)		329,456		-
Other Assets				
Advances		242,380		214,900
Other Assets		1,500		-
TOTAL ASSETS	$	7,814,367	$	5,678,627
LIABILITIES AND NET ASSETS				
Current Liabilities:				
Accounts Payable	$	294,172	$	102,729
Credit Card Liabilities		41,397		-
Payroll Liabilities (Note 14)		54,294		58,385
Accured interest Payable		-		560
Line of Credit (Note 13)		500,000		-
Operating Lease Liabilities (Note 16)		329,456		
NFF Loan (Note 9)		-		33,333
Note Payable- Wexford (Note 8)		-		91,811
SBA Loan (Note 7)		10,583		10,252
LENDonate Loan (Note 6)		250,000		121,602
Loan Payable -Third Party (Note 12)		320,000		-
Loan Payable-FJC (Note 5)		500,000		1,500,000
Total Current Liabilities		2,299,902		1,918,672
Long Term Liabilities:				
SBA Loan (Note 7)		470,096		479,845
LENDonate Loan (Note 6)		1,000,000		128,398
Loan Payable -Common owner (Note 11)		635,919		-
Loan Payable-Floral Park Property (Note 10)		1,092,000		1,092,000
Total Long Term Liabilities		3,198,015		1,700,243
TOTAL LIABILITIES	$	5,497,917	$	3,618,915
Net Assets:				
Net Assets (deficit)-with Donor Restricitons		451,976		989,000
Net Assets (deficit)-without Donor Restricitons		1,864,474		1,070,712
Total Net assets	$	2,316,450	$	2,059,712
TOTAL LIABILITIES AND NET ASSETS (DEFICIT)	$	7,814,367	$	5,678,627

See accompanying notes to financial statements and independent auditor's report

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2023

	Without Donor Restrictions		With Donor Restrictions		Total	
	2023	2022	2023	2022	2023	2022
Changes in Net Assets						
Revenues and Support						
State/City Grants	$ 1,517,839	$ 1,064,553	$ 451,976	$ 989,000	$ 1,969,815	$ 2,053,553
ERC Grant (Note 6)	-	5,916	-	-	-	5,916
Federal Grant	1,550,295	717,005			1,550,295	717,005
Foundation Grants	442,000	549,335	-	-	442,000	549,335
Contributions	90,159	84,760	-	-	90,159	84,760
Fundraising Income	25,500	32,263	-	-	25,500	32,263
Interest Income	57	41	-	-	57	41
Other Income	35,132	103,410		-	35,132	103,410
Net assets released from donor restric	989,000		(989,000)		-	-
Total Revenues	$ 4,649,982	$ 2,557,283	$ (537,024)	$ 989,000	$ 4,112,958	$ 3,546,283
Expenses:						
Program Expenses	3,550,521	1,673,186	-	-	3,550,521	1,673,186
General & Administrative Expenses	285,187	229,913	-	-	285,187	229,913
Fundraising Expenses	20,512	7,715	-	-	20,512	7,715
Capital Grant Expenses	-	2,800	-	-	-	2,800
Total Expenses	$ 3,856,220	$ 1,913,614	$ -	$ -	$ 3,856,220	$ 1,913,614
Increase/(Decrease) in net assets	793,761	643,669	(537,024)	989,000	256,737	1,632,669
Net Assets, beginning of year, as stated	1,070,712	427,043	989,000	-	2,059,712	427,043
Net Assets - End of the year	$ 1,864,473	$ 1,070,712	$ 451,976	$ 989,000	$ 2,316,449	$ 2,059,712

See accompanying notes to financial statements and independent auditor's report

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Statements of Cash Flows
June 30, 2023

		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Change in Net Assets	$	256,738	$	1,632,669
Adjustment to reconcile change in net asset to net cash provided				
by operating activities:				
Depreciation and Amortization		81,946		53,309
Chang in Operating Assets and Liabilities:				
(Increase)/Decrease in other Current Asset		(33,921)		500
(Increase)/Decrease in Grant & other Accounts Receivables		61,429		(1,314,988)
Increase/(Decrease) in Accounts Payable & Accrued Expenses		199,508		119,596
Increase/(Decrease) in Accrued Payroll and Taxes		(4,091)		36,756
(Increase)/Decrease in other Asset		(28,980)		(214,900)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$	532,629	$	312,942
CASH FLOWS FROM INVESTING ACTIVITIES				
Receipts (payments) for Property, Plant & Equipment		(2,873,351)		(1,259,268)
NET CASH USED IN INVESTING ACTIVITIES	$	(2,873,351)	$	(1,259,268)
CASH FLOWS FROM FINANCING ACTIVITIES				
Receipts/(payments) for Loans	$	1,683,586	$	1,484,963
NET CASH USED IN FINANCING ACTIVITIES	$	1,683,586	$	1,484,963
NET INCREASE (DECREASE) IN CASH		(657,136)		538,636
Cash and Cash Equivalents at the beginning of the year		825,147		286,511
Cash and Cash Equivalents at the end of the year	$	168,011	$	825,147

Required Disclosures:

Cash paid for Interest during the year is $357,053.

Cash paid for Federal Income tax is $0.

See accompanying notes to financial statements and independent auditor's report

7

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Statements of Functional Expenses
June 30, 2023

Particulars	June 30, 2023 Program Services	June 30, 2023 General & Administration Expenses	June 30, 2023 Fund raising Expenses	June 30, 2023 Total	2022 Total
Advertisement Exps	$ 44,860			$ 44,860	$ -
Bank Charges		126		126	166
Capital Grant Expenses				-	2,800
Cleaning & maintenance	53,245	26,623		79,868	8,897
Conference & Meetings		5,693		5,693	995
Consultancy	61,508	13,250		74,758	126,907
Depreciation	67,185	14,761		81,946	53,309
Donations		-		-	3,650
Dues and Subscription		4,357		4,357	4,845
Event Expenses	34,385			34,385	8,181
Fundraising Expenses			20,512	20,512	7,715
Interest	234,044	25,383		259,427	136,094
Insurance	16,637	8,318		24,955	20,933
Meals	350,612			350,612	190,655
Office Expenses		43,263		43,263	17,296
Program Expenses	214,911	-		214,911	297,163
Rent	93,225			93,225	16,700
Salary and Benefits	1,566,063	131,887		1,697,950	687,633
Subcontractor Grant	749,087			749,087	270,464
Supplies	41,708			41,708	11,372
Telephone and Communication	12,763	6,382		19,145	15,303
Travel/Transporatation	9,418	4,709		14,127	16,355
Utilities	870	435		1,305	5,002
Yoga	-			-	11,180
Total Expenses	$ 3,550,521	$ 285,187	$ 20,512	$ 3,856,220	$ 1,913,614

See accompanying notes to financial statements and independent auditor's report

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

1. Description of Organization

India Home Inc. ("Organization") is a nonprofit organization dedicated to addressing the needs of the Indian and larger South Asian senior immigrant community. Started in 2007 by a group of healthcare professionals. India Home provides social, psychological, recreational, and spiritual services in a culturally sensitive environment. The company raises funds through organizing events, corporate and individual donations, and grants.

Description of Program and Supporting Services

The following program and supporting services are included in the accompanying financial statements:

India Home is a non-profit organization founded to serve South Asian older adults in NYC. The mission of India Home is to improve the quality of life for South Asian older adults by providing quality care in a culturally appropriate environment. We typically serve more than 250 older adults (age 60+) on a regular basis across Queens borough through senior center programs, congregate meals, Yoga/physical therapy, case management, creative aging programs, the celebration of birthdays and festivals, community mental health programs, recreational activities, and advocacy.

Recreational activities: India Home organizes trips and events to meet its purpose of social, psychological, recreational, and spiritual services in a culturally sensitive environment.

Health: India Home organizes programs for physical therapy services and Yoga classes.

2. Significant Accounting Policies

Basis of Accounting

The Organization prepares its financial statements in accordance with Generally Accepted Accounting Principles promulgated in the United States of America (U.S. GAAP) for NFPs. The significant accounting and reporting policies used by the organizations are described subsequently to enhance the usefulness and understandability of the financial statements.

Basis of Presentation

The financial statements report net assets and changes in net assets in two classes that are based upon the existence or absence of restrictions on use that are placed by its donors, as follows:

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Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

Net assets without donor restrictions

Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The Board may designate assets without restrictions for specific operational purposes from time to time.

Net assets with donor restrictions

Net assets are subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met by actions of the Organization or by the passage of time. Other donor restrictions are perpetual in nature, where the donor has stipulated the funds be maintained in perpetuity.

All revenues and net gains are reported as increases in net assets without donor restrictions in the statement of activities unless the use of the related resources is subject to temporary or permanent donor restrictions. All expenses and net losses other than losses on endowment investments are reported as decreased in net assets without donor restrictions. Net losses on endowment investments reduce net assets with donor restrictions to the extent that net gains of the fund from prior years are unspent and classified there; remaining losses are classified as decreases in net assets without donor restrictions. If an endowment fund has no net gains from prior years, such as when a fund is newly established, net losses are classified as decreases in net assets without donor restrictions. There is an amount of $451,976 in net assets with donor restrictions at June 30, 2023.

Grant Receivable

Grant receivables are primarily unsecured non-interest-bearing amounts due from grantors on cost reimbursement or performance grant basis. Grant receivable that are expected to be collected within one year are recorded after the service is rendered or when cost is incurred. Management believes that all outstanding grants receivables are collectible in full; however, an allowance for uncollectible receivables has been provided and adjusted annually.

Revenue recognition in accordance with ASU 2018-08

The Organization records program fees receivables and revenue when earned based on the established third-party reimbursement rates for services provided.

Contributions are recognized at the earlier of when cash is received or at the time a pledge becomes unconditional in nature. Contributions are recorded in the net asset classes referred to above depending on the existence and/or nature of any donor-imposed restriction. When a restriction expires, that is, when a stipulated time restriction ends, or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions. If donor-restricted contributions are satisfied in the same period they were received, they are classified as without donor restrictions.

10

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

Revenue recognition in accordance with ASU 2018-08 (Continued)

Contributions expected to be received within one year are recorded at net realizable value. Long-term pledges are recorded at fair value, using risk-adjusted present value techniques. Conditional contributions are recognized as income when the conditions have been substantially met.

Management assesses the collectability of all outstanding receivables based upon historical trends and experience with donors. Based on that review, management has concluded that all receivables are collectible. As such, no allowance for uncollectible accounts was deemed necessary.

Gifts-in Kind Contributions

The organization periodically receives contributions in a form other than cash or investments. If the organization receives a contribution of land, buildings or equipment, the contributed asset is recognized as an asset at its estimated fair value at the date of the gift, provided that the value of the asset and its estimated useful life meets the organization's capitalization policy. Donated use of facilities is reported as contributions and as expenses at the estimated fair value of similar space for rent under similar conditions. If the use of the space is promised unconditionally for a period greater than one year, the contributions is reported as contribution and an unconditional promise to give at the date of gift, and the expenses is reported over the term of use. Donated supplies are recorded as contributions at the date of gift and are expensed when the donated items are placed in service or distributed.

Cash Equivalent

Cash are short term, interest bearing, and highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital or endowment nature. Cash equivalents at June 30, 2023 and 2022 are $168,011 and $825,147 respectively.

Concentration of Credit and Investment Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash accounts and money placements in financial institutions, which from time to time, exceed the Federal depository insurance coverage limit and the Securities investor protection coverage limit, respectively. The Company maintains its cash balances and money placements at financial institutions in New York. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in June 30, 2023 for cash balances.

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

Tax Status

India Home is a non-for-profit organization that is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code, they also have been classified as an entity that is not a private foundation within the meaning of Section 509(a). Accordingly, charitable contributions to India Home are tax deductible contributions. However, any income from certain activities not directly related to the organization's tax-exempt purpose would be subject to taxation as unrelated business income. There was no unrelated business income for the year ended June 30, 2023.

The tax effect from an uncertain tax position is recognized in the financial statements only if the position is more likely than not to be sustained on audit, based upon the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Management has applied the standard to all tax positions for which the statute of limitations remained open and there was no material effect on the financial statements.

India Home files income tax returns in the U.S. Federal jurisdiction and in New York and is generally no longer subject to U.S. Federal and New York income tax examinations by tax authorities for years before June 30, 2019.

Property, Plant and Equipment

Property, Plant and Equipment are reported in the statement of financial position at cost, if purchased, and at fair value at the date of gift, if donated, less accumulated depreciation. All land and buildings are capitalized. Equipment is capitalized if cost is material and useful life is more than one year. Repairs and maintenance that do not significantly increase the useful life of the asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Equipment	5 years
Furniture & Fixtures	7 years
Building	39 years

Property, Plant and equipment are reviewed for impairment when a significant change in the asset's use or another indicator of possible impairment is present. No impairment losses were recognized in the financial statements in the current period. However, fully depreciated assets were written off.

12

Expense Recognition and Allocation

The cost of providing the organization's programs and other activities is summarized on a functional basis in the statement of activities and statement of functional expenses. Expenses that can be identified with a specific program, management and general, and fundraising costs are charged directly to that program, management and general, and fundraising costs. Costs common to multiple functions have been allocated among the various functions that benefited.

Management and general expenses included those costs that are not directly identifiable with any specific program, but which provide for the overall support and direction of the organization.

Fundraising costs are expensed as incurred, even though they may result in contributions received in future years. The organization generally does not conduct its fundraising activities in conjunction with its other activities. In the few cases in which it does, such as when the annual report or donor acknowledgments contain requests for contributions, joint costs have been allocated between fundraising and management and general expenses in accordance with standards for accounting for costs of activities that include fundraising. Additionally, advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The Organization's financial instruments consist primarily of cash, accounts receivable and accounts payable. These balances, as presented in the financial statements as of June 30, 2023, approximate their fair market value because of their short maturities.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year's presentation.

Recently Adopted Accounting Standards

In 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842 of the FASB ASC). Organization adopted the provisions of this new standard during the year ended June 30, 2023. The new standard requires organizations that lease assets and liabilities for the right of use and obligations created by the leases. Lessor accounting remained largely unchanged under the new standard. Organization elected the transition package relief provisions from ASU 2018-11, Leases (Topic 842): Targeted Improvements, and recorded the impact of the adoption as of July 1, 2022, without restating prior-year amounts. Organization elected the practical expedient to not separate lease and non-lease components and the accounting policy election to exclude short-term leases with lease terms of 12 months or less. Additional disclosures were added in Note 17. Adoption of

13

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

Recently Adopted Accounting Standards (Contd.)

ASUs 2016-02 and 2018-11 resulted in the recognition of operating lease right-of-use assets and liabilities of approximately $27,654 as of July 1, 2022. Organization did not adjust beginning net assets as of July 1, 2022, for the cumulative effect adjustment of adopting ASUs 2016-02 and 2018-11 due to the impact being immaterial to the financial statements. Organization also elected the accounting policy election to exclude short-term leases with lease term of 12 months or less.

3. **Property, Plant and Equipment**

As of June 30, the balance consists of:

	2023	2022
Furniture and Equipment	$ 34,485	$ 11,041
Building	5,454,533	2,934,082
Subtotal	5,489,018	2,945,123
Less: Accumulated Depreciation and Amortization	(173,267)	(91,321)
Total	$ 5,315,751	$ 2,853,802

4. **Grants Receivable**
   Grants receivable consist following as of June 30, 2023 and 2022:

	Total	
	2023	2022
4DV Grant Receivable	$ 9,786	$ -
4TV Grant Receivable	115,868	-
DFTA Grant Receivable	-	36,887
AAF Grant Receivable	107,500	28,250
All of Research Receivable	10,000	-
C44 Grant Receivable	224,068	-
CDC Grant Receivable	16,667	-
CDG Grant Receivable	412,514	323,475
Contirbution Receivable	6,806	-
City of NY Grant Receivable	451,976	989,000
Community Led-CTSI DKAS Receivable	8,750	-
DOHMH Receivable	110,093	98,157
DYCD Grant Receivable	116,820	67,250
EHV Grant Receivable	-	30,000
HHCT2 Grant Receivable	-	50,000
NYC Cencus Grant Receivable	-	31,000
NYCEAL Grant Receivable	7,500	-
NYS Grant Receivable	95,000	83,750
TRIE Grant Receivable	30,000	-
Social Service Grant Receivable	-	46,750
Total	$ 1,723,348	$ 1,784,519

14

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

5. FJC Loan

The company has entered into an agreement with FJC (Foundation of Philanthropic Funds) on August 4, 2020 for acquisition of condominium office space at Wexford Terrace, NY for a sum of $1,500,000 for at floating interest rate of the prime rate plus 3% as published in The Wall Street Journal from time to time, monthly on the unpaid principal amount. The loan and unpaid interest shall be payable upon the earlier of the company's receipt of grant of city capital funds from the New York City, administered through the New York City Economic Development Corporation (EDC), for the project or 3 years from the date of loan. The loan payable is as follows.

Year Ending June 30:	
2024	$500,000

The Organization has paid $75,118 interest in June 30, 2023 and the loan payable is $500,000 as of June 30, 2023 and June 30, 2022.

6. LENDonate Loan

The Organization has entered into an agreement with LENDonate CA LLC on June 15, 2022 against the collateral of JP Morgan Chase Bank account number 3615561683 for a sum of $250,000 at 5.45% p.a. interest rate payable monthly. This loan has to be repaid on the date that is 24 months following the date of disbursement date. The scheduled monthly payments of interest start from July 15, 2022. The company has capitalized interest of $13,625 as of June 30, 2023 and the loan payable is $250,000 as of June 30, 2023. The loan payable for next five years is as follows.

Year Ending June 30:	
2024	$250,000

The Organization has also entered into an agreement with LENDonate CA LLC on October 31, 2022 against security of Collateral and UCC-1 financing statement filed with the Secretary of the State of New York for a sum of $1,000,000 at 6.97% p.a. interest rate payable monthly. This loan has to be repaid on the date that is 36 months following the date of disbursement date. The scheduled monthly payments of interest start from December 2, 2022. The company has capitalized interest of $40,658 as of June 30, 2023 and the loan payable is $1000,000 as of June 30, 2023. The loan payable for next five years is as follows.

15

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

6. LENDonate Loan (Contd..)

Year Ending June 30:	
2024	-
2025	-
2026	$1,000,000

7. SBA (Small Business Administration) Loan

The Organization was approved for a Small Business Administration (SBA) loan of $150,000 under Section 7(b) of the Small Business Act, as amended, a loan (SBA Loan#8177807403) on May 18, 2020. The Loan amount was updated to $496,000 in February 03, 2022. The loan accrues interest at 2.75% per annum from the date of loan advances. The repayment of Principal and interest of $641 monthly has been updated to $2,137 and will begin 12 months from date of the loan and will be payable in 30 years from the date of the agreement. The interest paid is $15,712 as of June 30, 2023 and Loan payable is $480,769 as of June 30, 2023. The loan payable for next five years is as follows:

Year Ending June 30:	
2024	$10,583
2025	$10,923
2026	$11,274
2027	$11,636
2028	$12,011
Thereafter	$424,252

8. Note Payable-Wexford

The Organization signed a promissory note with Likhon @Jamaica Estates LLC for the acquisition of condominium office space at Wexford Terrace, NY for a sum of $91,811 at 0% interest rate personally guaranteed by Vasundhara Kalasapudi, MD- Executive Director and payable as soon as the commercial elevator violation is removed for the premises or as soon as the organization receives the grant from NYC for purchasing this property, whichever comes first. The Note payable is $91,811 as of June 30, 2022. The commercial elevator violation has been removed as of June 30, 2022, the lender has waived the interest till the organization receives the NYC grant. The total amount of $ 91,811 was fully paid as of December 30, 2022.

16

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

9. NFF (Nonprofit Finance Fund) Loan

The company has entered into an agreement with Nonprofit Finance Fund (NFF) on January 24, 2020 to secure working capital loan to support its operations due to COVID-19 pandemic for a sum of $100,000 for at 0% interest rate payable in 3 equal quarterly payments commencing December 24, 2021 until June 24, 2022. The loan payable is $0 as of June 30, 2023 and was paid on July 1, 2022.

10. Note Payable- Floral Park

The Organization signed promissory note on March 8, 2022 with FJC, a New York not-for-profit corporation, for acquisition and improvement of Property at floral Park, NY for a sum of $1,092,000 at a floating interest rate equal to prime rate as published in The Wall Street Journal from time to time plus 3% interest rate against the mortgage of Floral Property and entire principal amount including interest shall be payable on March 31, 2026. The Note payable is $1,092,000 as of June 30, 2023 and the interest paid is $111,740 as of June 30, 2023.

11. Loan Payable-Common Owner

The Organization has entered into Listing agreement on October 25, 2022 with Common Owner CF LLC, a New York corporation, for funds raised of $652,250, out of which $16,306.25 fee paid for the offering and $629,396 has been issued as common owner agreement with the individual loaner for interest of 8%p.a. payable quarterly and principal will be payable earlier of December 31, 2025 or the date the Organization sells real estate. Further, a promissory note $6,523 issued on November 4, 2022 at interest rate of 8%p.a. payable quarterly; principal shall be payable earlier of December 31, 2025 or the date the Organization sells real estate. The Loan payable is $635,919 as of June 30, 2023 and the interest capitalized is $23,441 as of June 30, 2023.

12. Loan Payable-Third Party

The Organization signed a promissory note with various individuals on different dates for small amounts on demand at 8%p.a. interest rate payable quarterly. The Organization has paid $21,237 interest for the year ended June 30, 2023.The loan payable is $320,000 as of June 30, 2023.

13. Line of Credit

The Organization has a revolving line of credit with Flushing bank secured by all assets and property of the Organization. The line of credit has a maximum limit of $500,000 with interest rate of prime rate plus 3%. The balance on the line of credit as of June 30, 2023 was $500,000.

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2023

14. Accrued Payroll and Vacation payable

Accrued payroll and related payroll tax amounted to $54,294 and $58,385 as of June 30, 2023 and 2022 respectively.

The balance for vacation payable was not accrued. India Home Inc.'s management does not consider it to be material amount, as most employees take their vacation by fiscal year end.

15. Subsequent Event

Management evaluated potential subsequent events to the balance sheet date of June 30, 2023 through the date that the financial statements were available to be issued February 28, 2024. The Management has determined there are no subsequent events that require recognition or disclosure in these financial statements.

16. Lease Right-of-use Assets and Lease Liabilities

The Organization leases office and program space under operating leases expiring in 2025 through 2026. The lease requires various payments ranging between approximately $9,600 and $114,000 annually. The discount rate represents the implicit rate as stated within the lease or the risk-free discount rate using a period comparable with that of the individual lease term on the adoption date. Lease right-of-use assets and liabilities, as well as lease cost, consist of the following as of June 30, 2023.

Operating right-of-use assets	$329,456
Operating Lease Liabilities	$329,456
Operating Lease Costs	$61,100
Weighted average discount rate -Operating Lease	3.73%
Weighted average remaining lease term (in years)-Operating lease	2.39 years

Future minimum lease payments required under operating and financing leases that have an initial or remaining non-cancelable lease term in excess of one year are as follows:

Year Ending June 30:	
2024	$214,273
2025	$84,053

Prior to the adoption of ASUs 2016-02 and 2018-11 under Topic 842 as described in Note 2, Organization was applying Topic 840 in relation to operating leases. During the year ended June 30, 2022, Organization had operating lease expenses of approximately $33,000.

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Ravi Ramaswamy
Certified Public Accountant

17. Availability and Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for ongoing operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Financial assets at year end		
Cash and cash equivalents	$	168,011
Accounts Receivable		1,723,348
Other Receivable		33,921
Financial assets available to meet cash needs for general expenditures within one year	$	1,925,280

As of June 30, 2023, there are no internal or external limits imposed on the Organization's financial assets.

18. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and the reported amounts of assets and liabilities at the date of the financial statements. On an ongoing basis, the organization's management evaluates the estimates and assumptions based upon historical experience and various other factors and circumstances. The organization's management believes that the estimates and assumptions are reasonable in the circumstances; however, the actual results could differ from those estimates.

19

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.

Supplementary Information
June 30, 2023 and 2022

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.

Schedule of Expenditure of Federal Awards
Year Ended June 30, 2023

Federal Grantor/Pass-through Grantor/Cluster Title	CFDA No.	Grant or Contract Year End	Federal Expenditure	Passed through to Sub Receipients
Research & Development Cluster				
Pass- through Grantor				
Fund for Health in NY	93.391	06/30/23	$ 1,463,353	$ 683,622
CDC Foundation	93.322	06/30/23	118,562	82,500
National Council of Ageing	93.048	06/30/23	150,000	
Community Led-Clinical &				
Translational Science Institute	93.350	06/30/23	26,250	
All of us Research	93.310	06/30/23	45,000	
NYU Grossman school of medicine	93.837	06/30/23	20,000	
Duke University	93.310	06/30/23	36,000	36,000
Total Expenditure of Federal Awards			$ 1,859,165	$ 802,122

21

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.

Notes to Schedule of Expenditures of Federal Awards
Year Ended June 30, 2023

NOTE A - Basis of Presentation

The accompanying schedule of expenditures of Federal awards (the "Schedule") includes the Federal award (pass-through) activity India Home Inc, under programs of the Federal government for the year ended June 30, 2023. The information in this schedule is presented in accordance with the requirements of Title 2 U.S. code of Federal Regulations Part 200, uniform Administrative requirements, cost principles, and audit requirement for Federal Awards (Uniform Guidance). Because the schedule presents only a selected portion of the operation of India Home Inc., it is not intended to and does not present the financial position, changes in net assets, or cash flows of India Home Inc.

NOTE B – Summary of Significant Accounting Policies

Expenditures reported on the Schedule are reported on the accrual basis of accounting. Such expenditures are recognized following the cost principles contained in *OMB Circular A-122, Cost Principles for Non-Profit Organizations, the Uniform Guidance*, wherein certain types of expenditures are not allowable or are limited as to reimbursement.

NOTE C – Indirect Cost Rate

India Home Inc. has elected to use the 10% *de minimus* indirect cost rate as allowed under the Uniform Guidance.

22

Ravi Ramaswamy
Certified Public Accountant

RAVI RAMASWAMY
Certified Public Accountant
29 Periwinkle Drive
Monmouth Junction, New Jersey 08852
Voice (917) 538.5490
Fax   (732) 355.1640
E-mail: ravi@cpaforus.com

Independent Auditor's Report on Internal Control over Financial Reporting and on compliance and other matters based on an Audit of Financial Statements Performed in Accordance with Government Auditing Standards

To
Board of Directors
India Home Inc.
178-36 Wexford Terrace
Jamaica, NY 11432

We have audited, in accordance with the auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards* issued by the Comptroller General of the United States, the financial statements of India Home Inc (a nonprofit organization), which comprise the statement of financial position as of June 30, 2023, and the related statements of activities, and cash flows for the year then ended, and the related notes to the financial statements, and have issued our report thereon dated February 28, 2024.

Report on Internal Control over Financial Reporting

In planning and performing our audit of the financial statements, we considered India home Inc.'s internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements, on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. Given these limitations, during our audit we did

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Ravi Ramaswamy
Certified Public Accountant

not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses or significant deficiencies may exist that were not identified.

Report on Compliance and Other Matters

As part of obtaining reasonable assurance about whether India Home Inc.'s financial statements are free from material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the financial statements. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under *Government Auditing Standards*.

Purpose of This Report

The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the organization's internal control or on compliance. This report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering the organization's internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

Ravi Ramaswamy, CPA
Monmouth Junction, New Jersey

February 28, 2024

24

Ravi Ramaswamy
Certified Public Accountant

RAVI RAMASWAMY
Certified Public Accountant
29 Periwinkle Drive
Monmouth Junction, New Jersey 08852
Voice (917) 538.5490
Fax   (732) 355.1640
E-mail: ravi@cpaforus.com

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE FOR EACH MAJOR PROGRAM AND ON INTERNAL CONTROL OVER COMPLIANCE REQUIRED BY THE UNIFORM GUIDANCE

To
Board of Directors
India Home Inc.
178-36 Wexford Terrace
Jamaica, NY 11432

Report on Compliance for Each Major Federal Program

Opinion on Each Major Federal Program

We have audited India Home Inc's compliance with the types of compliance requirements identified as subject to audit in the OMB *Compliance Supplement* that could have a direct and material effect on each of India Home Inc's major federal programs for the year ended June 30, 2023. India Home Inc's major federal programs are identified in the summary of auditor's results section of the accompanying schedule of findings and questioned costs.

In our opinion, India Home Inc complied, in all material respects, with the types of compliance requirements referred to above that could have a direct and material effect on each of its major federal programs for the year ended June 30, 2023.

Basis for Opinion on Each Major Federal Program

We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America; the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States and the audit requirements of Title 2 U.S. *Code of Federal Regulations* Part 200, *Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards* (Uniform Guidance). Our responsibilities under those standards and the Uniform Guidance are further described in the Auditor's Responsibilities for the Audit of Compliance section of our report.

We are required to be independent of India Home Inc and to meet our other ethical responsibilities, in accordance with relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on compliance for each major federal program. Our audit does not provide a

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Ravi Ramaswamy
Certified Public Accountant

legal determination of India Home Inc's compliance with the compliance requirements referred to above.

Responsibilities of Management for Compliance

Management is responsible for compliance with the requirements referred to above and for the design, implementation, and maintenance of effective internal control over compliance with the requirements of laws, statutes, regulations, rules, and provisions of contracts or grant agreements applicable to India Home Inc 's federal programs.

Auditor's Responsibilities for the Audit of Compliance

Our objectives are to obtain reasonable assurance about whether material noncompliance with the compliance requirements referred to above occurred, whether due to fraud or error, and express an opinion on India Home Inc's compliance based on our audit. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards, *Government Auditing Standards*, and the Uniform Guidance will always detect material noncompliance when it exists. The risk of not detecting material noncompliance resulting from fraud is higher than for that resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Noncompliance with the compliance requirements referred to above is considered material if there is a substantial likelihood that, individually or in the aggregate, it would influence the judgment made by a reasonable user of the report on compliance about India Home Inc's compliance with the requirements of each major federal program as a whole.

In performing an audit in accordance with generally accepted auditing standards, *Government Auditing Standards*, and the Uniform Guidance, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material noncompliance, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding India Home Inc's compliance with the compliance requirements referred to above and performing such other procedures as we considered necessary in the circumstances.

- Obtain an understanding of India Home Inc's internal control over compliance relevant to the audit in order to design audit procedures that are appropriate in the circumstances and to test and report on internal control over compliance in accordance with the Uniform Guidance, but not for the purpose of expressing an opinion on the effectiveness of India Home Inc's internal control over compliance. Accordingly, no such opinion is expressed.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and any significant deficiencies and material weaknesses in internal control over compliance that we identified during the audit.

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Ravi Ramaswamy
Certified Public Accountant

Report on Internal Control over Compliance

A *deficiency in internal control over compliance* exists when the design or operation of a control over compliance does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, noncompliance with a type of compliance requirement of a federal program on a timely basis. A *material weakness in internal control over compliance* is a deficiency, or a combination of deficiencies, in internal control over compliance, such that there is a reasonable possibility that material noncompliance with a type of compliance requirement of a federal program will not be prevented, or detected and corrected, on a timely basis. A *significant deficiency in internal control over compliance* is a deficiency, or a combination of deficiencies, in internal control over compliance with a type of compliance requirement of a federal program that is less severe than a material weakness in internal control over compliance, yet important enough to merit attention by those charged with governance.

Our consideration of internal control over compliance was for the limited purpose described in the Auditor's Responsibilities for the Audit of Compliance section above and was not designed to identify all deficiencies in internal control over compliance that might be material weaknesses or significant deficiencies in internal control over compliance. Given these limitations, during our audit we did not identify any deficiencies in internal control over compliance that we consider to be material weaknesses, as defined above. However, material weaknesses or significant deficiencies in internal control over compliance may exist that were not identified.

Our audit was not designed for the purpose of expressing an opinion on the effectiveness of internal control over compliance. Accordingly, no such opinion is expressed.

The purpose of this report on internal control over compliance is solely to describe the scope of our testing of internal control over compliance and the results of that testing based on the requirements of the Uniform Guidance. Accordingly, this report is not suitable for any other purpose.

Ravi Ramaswamy, CPA
Monmouth Junction, New Jersey

February 28, 2024

27

Ravi Ramaswamy
Certified Public Accountant

India Home Inc.
Schedule of Findings and Questioned Costs
Year Ended June 30, 2023

SECTION I – SUMMARY OF AUDIT RESULTS

Financial Statements

Type of auditor's report issued: Unmodified

Internal control over financial reporting:

- Material weakness (es) identified? ☐ YES ☒ NO

- Significant Deficiency(s) identified that are not considered to be material weaknesses? ☐ YES ☒ NO

- Noncompliance material to financial statements noted? ☐ YES ☒ NO

Identification of major programs

CFDA Number(s)	Name of Federal Program or Cluster	Federal Program Expended
93.391	Fund for health in NY	$1,463,353
93.322	CDC Foundation	118,562
93.048	National Council of Ageing	150,000
93.310	All of us Research	45,000
93.350	Community Led-Clinical & Translational Science Institute	26,250
93.837	NYU Grossman school of medicine	20,000
93.310	Duke University	36,000

Dollar threshold used to distinguish between type A and type B programs? $750,000

Auditee qualified as low-risk auditee? ☒ YES ☐ NO

SECTION II – FINANCIAL STATEMENT FINDINGS

No matters were reported for the year ended June 30, 2023

SECTIONS III – STATE AWARD FINDINGS AND QUESTIONED COSTS

No matters were reported for the year ended June 30, 2023

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Ravi Ramaswamy
Certified Public Accountant

India Home Inc.

Summary Schedule of Prior Audit Findings
Year Ended June 30, 2023

No matters were reported for the year ended June 30, 2022.

29

Ravi Ramaswamy
Certified Public Accountant